Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

5 April 2022

Ms. Alexandra Barone
Ms. Jan Woo
United States Securities
 And Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3561
Washington, D.C. 20549

Re:         GZ6G Technologies Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 18, 2022
File No. 333-26239

Dear Ms. Abramson:

We are in receipt of your correspondence dated February 24, 2022, and on behalf of Mr. Cole Smith, Chief Executive Officer of GZ6G Technologies Corp., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for GZ6G Technologies Corp.
Amendment No. 1 to Registration Statement on Form S-1
Cover Page
1. We note your response to prior comment 1; however, your disclosure on page 3 is inconsistent with the disclosure in your use of proceeds section.  Specifically, you disclose in the use of proceeds section that you will not receive any proceeds from the sale of the shares of common stock by the selling stockholders, but on page 3 you disclose that the company will receive $10 million in gross proceeds if all shares offered are purchased.  Further, your disclosures in the registration statement are inconsistent regarding whether you are offering the warrants to purchase common stock or the common stock underlying the warrants.  Please advise or revise.
Response:  This has been revised for clarity.
General
2. Please refer to prior comment 2.  Please clarify why you believe the registration of the common stock underlying the warrants, in addition to the warrants, is not required given that the warrants are exercisable immediately.  Please refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance.
Response:  This has been revised to reflect the fact that the Mast Hill warrants are pursuant to the Equity Purchase Agreement; the additional warrants are described and included in the registration statement.

Ms. Alexandra Barone
Ms. Jan Woo
United States Securities
 And Exchange Commission
Re:  GZ6G Technologies Corp.; File No. 333-262329
5 April 2022

3. Please update your financial statements and related financial information throughout in accordance with Rule 8-08 of Regulation S-X.

Response: We have revised the Registration Statement to include updated financial information.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Cole Smith at (949) 872-1965.

With best regards,

/s/Sharon D. Mitchell
Sharon D. Mitchell

cc: Mr. Cole Smith
      Chief Executive Officer
      GZ6G Technologies Corp.